SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

Report of Foreign Issuer

FOR PERIOD ENDED

November 6, 2003

COMMISSION FILE NUMBER:

01-31380

KIRKLAND LAKE GOLD INC.

(Translation of registrant's name into English)

Suite 300, 570 Granville Street

Vancouver, British Columbia

Canada, V6C 3P1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - ●.

P.O. Box 370

KIRKLAND LAKE, ON, P2N 3J7

NOV. 6, 2003

                                                            Symbol – TSX: KGI

NEW PORPHYRY ZONE DISCOVERED TO THE SOUTH OF THE MINE RETURNING 1.89 OZ/TON GOLD OVER 3.0 FEET. SECOND ZONE DISCOVERED RETURNING 2.94 OZ/TON GOLD OVER 5.4 FEET (UNCUT).

Kirkland Lake Gold Inc (the “Company”) is pleased to announce drilling results from the Macassa Mine. The Company purchased the Macassa Mine and the 1,500 ton per day mill along with four former producing gold properties – Kirkland Lake Gold, Teck-Hughes, Lake Shore and Wright-Hargreaves – in December 2001. These properties, which have historically produced some 22 million ounces of gold, extend over 7 kilometers between the Macassa Mine on the east and Wright -Hargreaves on the west and for the first time will be developed and explored under one owner. Drilling has been undertaken to target camp-wide parallel structures to the main mine horizon, initially directed to the south of the mine’s main workings.

NEW ZONE

Three new mineralized zones have recently been discovered located 800 feet, 1,365 feet and 1,617 feet south of the –4700 level at the Macassa Mine. The new zones were intersected in drill hole 47-994B, drilled from the –4700 level.

The first zone (798.0 feet-803.5 feet) comprises silicified tuff mineralized with pyrite. Visible gold was also noted in the core. The zone assayed 2.94 oz/ton gold over 5.5 feet core length. (Uncut assay)

The second zone (1365.0 feet-1367.7 feet) comprises a quartz vein mineralized with massive pyrite and assayed 0.77 oz/ton gold over 2.7 feet core length.

The third zone (1618.8-1679.0 feet) intersected silicified feldspar porphyry mineralized with pyrite and molybdenum and assayed 0.16 oz/ton gold over 62.2 feet of core length including 1.89 oz/ton gold over 3.0 feet core length. This intersection is of great interest to the Company.

At least four hangingwall vein systems have now been identified 600 feet to 1,600 feet south of the main mine workings.

No mining has taken place to the south of the main ore horizon in the Kirkland Lake Camp with the exception at Lake Shore Mine.  A former mining company, Lakeshore Mines Ltd., mined the South Break for 6,000 feet vertical and as far west as the Teck-Hughes Mine, with approximately 2,000,000 ounces of  gold produced. No mining occurred on the South Break west of the Lake Shore/Teck- Hughes boundary, which is approximately 9,000 feet east of drill hole 47-994B. (see figure 1)

DRILL RESULTS

The following table summarizes the new (current) drill results.

DRILL HOLE No.	VEIN	FROM (feet)	TO (feet)	HOLE DIP (degrees)	AZIMUTH (degrees)	ASSAY (oz. per ton/feet)
47-994B	NEW-HW (Incl.) NEW-HW NEW –HW (Incl.) ((Incl.)) (Incl.) ((Incl.))	798.0 801.5 1365.0 1618.8 1616.8 1629.0 1658.9 1676.0	803.5 803.5 1367.7 1679.0 1630.2 1630.2 1679.0 1679.0	-6	146

2.94/5.5’ C.L. (Uncut, VG) or 1.79/5.5’ C.L. (Cut), TW unknown

6.69/2.0’ C.L. (Uncut, TW unknown)

3.50/2.0’C.L. (Cut, TW unknown)

0.77/2.7’ C.L. (TW unknown)

0.16/62.2’ C.L. (TW unknown)

0.19/13.4’ C.L. (TW unknown)

1.41/1.2’ C.L. (TW unknown)

0.33/20.1’ C.L. (TW unknown)

1.89/3.0’ C.L. (TW unknown)

T.W. = True Width   V.G. = Visible Gold   TELL = Tellurides   CUT= cut to 3.50 oz./ton

It is thought that the gold mineralization of the Main Break of Kirkland Lake is centered over a large porphyry body at depth. This intrusive is located below the largest former gold producer, the Lake Shore Mine, where the host rock is porphyry for the bottom half of the mine. The newly discovered, wide, hydrothermally altered porphyry body intersected in hole 47-994B could represent a similar “plumbing” system for a southern mineralized part of the camp parallel to the Main Break.

The closest drill hole, 45-254, located 3,000 feet east of and 1,000 feet below hole 47-994B also intersected a wide, highly altered porphyry anomalous in gold mineralization. Assays from this drill hole in a similarly altered porphyry unit include 0.030oz/ton of gold over 86.7 feet of core length and 0.19 oz/ton of gold over 1.0 feet of core length.

It is also noted that hole DD 47-994B ended 3 feet beyond the 1.89 oz/ton intersection, still in mineralized porphyry, the drill having reached its rated footage limit for drilling and could not continue. A large electric drill with greater capacity is currently being mobilized onto the –4700 level at the Macassa Mine. See Figure 2 for a detailed plan showing the location of DD 47-994B.

The results of the Company’s underground diamond drilling program have been reviewed, verified (including sampling, analytical and test data) and compiled by the Company's geological staff (which includes a ‘qualified person’, Michael Sutton P.Geo. for the purpose of NI 43-101, Standards of Disclosure for Mineral Projects).

The Company has implemented a quality control program to ensure sampling and analysis of all exploration work is conducted in accordance with the best possible practices.  The drill core is sawn in half with half of the core samples shipped to the Swastika Laboratories in Swastika, Ontario for analysis. The other half of the core is retained for future assay verification. Other quality assurance and control includes the insertion of blanks, and the regular re-assaying of pulps and rejects at alternate certified labs (Polymet, Accurassay). Gold analysis is conducted by fire assay using atomic absorption or gravimetric finish.  The laboratory re-assays at least 10% of all samples and additional checks may be run on anomalous values.

The Company’s Kirkland Lake properties are the subject of a report prepared by Roland H. Ridler, B.A.Sc.(hons.), M.A.Sc., Ph.D.(Econ.Geol.), P.D., entitled Kirkland Lake Mineral Properties (Macassa Mine, Kirkland Lake Gold, Teck-Hughes, Lake Shore, Wright-Hargreaves dated November 30, 2001.  The Company’s Macassa Mine Property is the subject of a reserve report prepared by David W. Rennie, P.Eng.

and Richard E. Routledge, M.Sc., P.Geol. entitled Review of Mineral Resources and Mineral Reserves of the Macassa Mine Property, Kirkland Lake, Ontario Prepared for Kirkland Lake Gold Inc dated December 23, 2002 and a reserve report prepared by Michael Sutton P.Geo., and Stewart Carmichael, P.Geo. entitled Mineral Resources and Mineral Reserves of the Macassa Mine Property, Kirkland Lake, Ontario (Kirkland Lake Gold Inc.) as at April 30, 2003 dated August 30, 2003.  All of thesetechnical reports have been filed on SEDAR (www.sedar.com <http://www.sedar.com>).

For further information, please contact:

Brian A. Hinchcliffe

 (705) 567-5208

The TSX has not reviewed and does not accept

responsibility for the adequacy or accuracy of this news release.

-2800 E
-2000 E
-1200 E
-400 E
-800 N
-1600 N
N
W
E
S
#6 BREAK
NEW BREAK
SOUTH BREAK
SOUTH BREAK H.W. ZONE
1.81/1.0' C.L. V.G.
.15/2.0' C.L. V.G.
.41/6.5' HMW
.61/5.2' C.L. V.G.
47-765
47-595
47-886
.33/5.0' HMW
2.94/5.5' C.L. UNCUT
1.79/5.5' C.L. CUT
50-400
.76/12.8' C.L.
47-766
47-633
47-883
.23/5.5' C.L.
47-885
0.77/2.7' C.L.
.186/13.4' C.L.
.329/20.1' C.L.
47-994B

4750' L

NEW PORPHYRY ZONE DISCOVERY AREA

FIGURE 2

SCALE: 1" = 300'

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KIRKLAND LAKE GOLD INC.

(the Registrant)

Date:	November 7, 2003	By:	Signed “Sandra Lee”
Signature Sandra Lee, Secretary
Name* Title

*Print name and title under the signature of the signing officer